New Day Financial Management, Inc.
55 S. Valley Verde Dr. #235-106
Henderson, NV 89012

February 9, 2011

To:	Adam F. Turk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 2 to Registration Statement on Form S-1
Filed December 28, 2010
File No.: 333-166801

Dear Mr. Turk:

The following are the company’s responses and revisions to its filing pursuant to your letter dated January 19, 2011:

Table of Contents, page 3

1.	Please revise your Table of Contents to correct the page numbers. For example purposes only, we note that Use of Proceeds begins on page 10 and not on page 4.

The Registrant has reviewed Amendment Number 2 to the Registration Statement publicly available on EDGAR (http://www.sec.gov/Archives/edgar/data/1491959/000139390510000736/ndfm_s1a.htm) and is unable to determine the basis of the Commission’s comment.  Regardless, the Registrant will make its best efforts to assure the Table of Contents in this Amendment Number 3 will provide correct page numbers.

2.	Please revise your Table of Contents to include a specific listing and corresponding page number to the risk factors section. Please refer to Item 503 of Regulation S-K.

The registration statement has been amended to include a specific listing and corresponding page number to the risk factors section.

Prospectus Summary, page 4

3.
We note your response to comment 3 of our letter dated November 5, 2010.  We further note your disclosure on page 16 that your management has been working as employees and business owners for more than 100 years combined.  We therefore reissue our prior comment.  Please note that you should not aggregate the experience of members of management when providing promotional disclosure.  Instead, please revise to disclose the number of years of experience that is relevant to your planned operations for each person.

The Registrant has revised the disclosure to read: “These individuals have spent their careers working as employees and business owners in their respective communities, during which time they have established business networks.”

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
February 9, 2011

4.	Please revise to clarify that there is no guarantee that your shares will be listed on the OTC Bulletin Board or that a market will develop.

The Registrant has revised the disclosure on page 4 to read, as follows:

The offering consists solely of shares offered by the Selling Stockholders.  The Selling Stockholders are offering 950,000 shares of our currently issued and outstanding common stock as soon as practicable after this Registration Statement becomes effective.  The selling shareholders will sell at a price of $0.01 per share until the shares are quoted on the OTC Bulletin Board® or in another quotation medium and, thereafter, at prevailing market prices or privately negotiated prices.  To date, there is no public market for our common stock and no effort has been made to obtain listing on the OTC Bulletin Board or any national stock exchange or association.  The company has not approached any broker/dealers with regard to assisting the company to apply for such listing.  There can be no assurance that any attempt to obtain listing on a stock exchange or other trading medium will be successful, or if successful, that a market will develop for the common stock.

5.
We note the disclosure on page 4 regarding your belief that your operating history and uncertainty are material concerns.  Please revise to also note that your auditor has substantial doubt about your ability to continue as a going concern.

The Registrant has revised the disclosure on page 4 to read, as follows:

Through the nine months ended September 30, 2010, we generated net income of $6,996 on $24,500 in total sales, while incurring $17,504 in aggregate expenses.  We believe that our lack of significant operating history and uncertainty regarding our ability to generate significant revenues are material concerns.  Additionally, there can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flows from operating activities will be adequate to maintain our business.  In consideration of the foregoing risks, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern in the independent registered public accounting firm’s report to the financial statements.

Risk Factors, page 6

6.
We note the risk factor subheadings, "investors may lose their entire investment if we are unable to continue as a going concern" and "if we are unable to continue as a going concern, investors may face a complete loss of their investment," on page 6, are repetitive.  Please revise to limit the use of repetition.

The Registrant has removed the repetitive risk factor entitled “If we are unable to continue as a going concern…”

Number of total employees and number of full time employees, page 17

7.
We note you indicate you currently have no employees.  We further note you indicate in your risk factor "New Day Financial Management, Inc. may lose its top management...," on page 7, that your officers and sole director are your employees.  Please revise to reconcile.

The Registrant has removed the first sentence to this section (“We currently have no employees”) and updated the number of total employees.  The revised first paragraph to this section now reads, as follows:

We rely exclusively on the services of our three officers and directors who have experience in various business segments and industries.  There are no other full- or part-time employees.  We believe that our operations are currently on a small scale that is manageable by these individuals.  We do not anticipate hiring employees over the next 12 months.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
February 9, 2011

Market Price of and Dividends an the Registrant's Common Equity and Related Stockholder Matters, page 18

8.	Please reconcile your disclosure that there are 2,900,00 shares of common stock outstanding with your disclosure elsewhere that you have 2,900,000 shares outstanding.

The disclosure has been revised in accordance with the Registrant’s response to comment 9, below.

9.
We note your response to comment 8 and the revised disclosure in the second and third disclosure points, which appear to contradict each other.  Please reconcile the two disclosure points.  Also, you have not clarified the business purpose of expending $6,010 to register the resale of shares that may be resold pursuant to Rule 144.  Please revise to clarify,

The Registrant has revised the registration statement disclosure, as follows:

As of the date of this prospectus,

1.	There are no outstanding options of warrants to purchase, or other instruments convertible into, common equity of New Day Financial Management, Inc.;

2.	There are currently 2,000,000 shares of our common stock that could be sold pursuant to Rule 144 of the Securities Act, of which we have agreed to register 950,000 shares for sale by security holders;

3.
There are currently 900,000 shares of our common stock held by our officers and sole director, that are ineligible to be sold pursuant to Rule 144 under the Securities Act, none of which we have agreed to register for sale;

4.	Other than the stock registered under this Registration Statement, there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

The Registrant is unable to identify guidance in Item 201 of Regulation S-K, which requires the Registrant to discuss the business purpose of “expending $6,010 to register the resale of shares that only raised $9,500.”  The Registrant believes the disclosure provided in the amended registration statement complies satisfactorily with Item 201(a)(2) of Regulation S-K.

Table of Contents, page 20

10.	Please correct the date related to the interim financial statements provided.

The registration statement has been revised, accordingly.

Interim Financial Statements

Note 2 – Going Concern, page 39

11.
Please update your disclosure to indicate your belief that cash on hand as of September 30, 2010 is sufficient to maintain your current level of operations for the next 12 months as this information is consistent with disclosures you have made in your liquidity and capital resources discussions within your filing.

The Registrant’s independent registered public accounting firm has expressed significant doubt concerning the Registrant’s ability to continue as a going concern.  To maintain consistency, the Registrant has revised the disclosure to indicate that the Registrant may be unable to sustain its current level of operations for the next 12 months in the following sections:

Page 15, “Business Development and Summary,” paragraph 2

Page 47, “Liquidity and capital resources,” paragraph 2

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
February 9, 2011

Management’s Discussion and Plan of Operations, page 40

12.	Considering you are in the business of consulting small businesses, please revise to elaborate on the professional and consulting services you received that lead to the disclosed expenditures.

The registration statement has been revised, as follows:

In the comparable period ended December 31, 2008, total expenses were $8,936, comprised of $61 in bank fees, $8,500 in consulting fees related to designing and drafting web pages and $375 in filing fees.  The substantially higher expenses during 2008 compared to 2009 is primarily attributable to consulting fees paid to outside consultants to establish our infrastructure and setup computer systems.

Liquidity and capital resources, page 41

13.
We note you indicate on page 41 that you believe that your cash on hand as of September 30, 2010 is sufficient to maintain your current level of operations for the next 12 months.  This appears inconsistent with your disclosure on page 42 that if you do not generate sufficient revenues and cash flows to support your operations over the next six months, you will be required to raise additional capital in order to continue as a going concern.  Please revise to reconcile.

The registration statement has been revised, as follows:

If we do not continue to generate sufficient cash flows to support our operations over the next twelve months, we will be required to raise additional capital by issuing capital stock or debt securities in exchange for cash in order to continue as a going concern.  As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in this registration statement.  If our business fails, our investors may face a complete loss of their investment.

Plan of Operations, page 42

14.
We note your response to comment 12 and your estimates of the costs associated with your milestones through the fourth quarter of 2011, which add up to a maximum total of S10,000.  Considering you incurred expenses of $17,504 for the nine months ended September 30, 2010, please revise to clarify how you determined the estimated costs.

The Registrant has revised its plan of operation to disclose how management determined the estimated costs set forth therein.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
February 9, 2011

Directors, Executive Officers, Promoters and Control Persons, page 44

15.
Within this section, please indicate all positions and offices with the registrant held by each person.  For example purposes only, we note that Karen Mannix has signed the registration statement in the capacities of President and CEO.  Please refer to Item 401(b) of Regulation S-K.

The registration statement has been revised, as follows:

Name	Age	Position	Period of Service

Karen Mannix	55	President and Chief Executive Officer	February 2010 – 2011

Marcia Hootman	70	Secretary, Treasurer, Principal Accounting Officer and Principal Financial Officer	February 2010 – 2011

Beverly Fremont	74	Director	February 2010 – 2011

16.
Please clarify which specific experience, qualification, attributes and skills led to the conclusion that each of your directors and officers should serve in their positions for your Company.  Please refer to Item 401(e) of Regulation S-K.

The Registrant has revised the biographical information of each officer and director to clarify why the Registrant believes each such person should serve in her appointed position(s):

Karen Mannix:  Her 15 years of management and strategic planning skills honed at Farmacopia are essential to our success

Marcia Hootman:  We believe Dr. Hootman’s four years as co-owner and operator of Health Energy Resources and her 37 years of real estate sales and development experience represent sufficient real world business experience to serve as an officer of our company.

Beverly Fremont:  Mrs. Fremont’s extensive 35 year career and entrepreneurial experience lead us to believe she possesses sufficient skills to serve as a director of our company.

17.	We note your response to comment 2 and your revised disclosure. Please clarify whether Karen Mannix, Marcia Hootman and Beverly Fremont are deemed promoters.

The registration statement has been revised to include the following disclosure on page 47:

Promoters

Karen Mannix, Marcia Hootman and Beverly Fremont are founders of our business, and, as such, are considered promoters of our company.

Recent Sales of Unregistered Securities, page 50

18.	Please clarify your reference to "34 Act reports."

The registration statement has been revised to remove reference to “34 Act reports” in this section.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
February 9, 2011

Signatures, page 53

19.	It does not appear that your sole director, Beverly Fremont, has signed this registration….us how you have complied with Instruction to Signatures of Form S-1.

The registration statement has been revised to provide signatures for the Registrant’s principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix
President and CEO
New Day Financial Management, Inc.

Enclosures